CHISEN ELECTRIC CORPORATION

Jingyi Road, Changxing Economic Development Zone

Changxing County, Zhejiang Province

The People’s Republic of China

September 26, 2012

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Chisen Electric Corporation
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-169850
Originally Filed: October 8, 2010

Ladies and Gentleman:

Chisen Electric Corporation, a Nevada corporation (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-1, including Amendment Nos. 1, 2, 3 and 4 thereto (File No. 333-169850), as initially filed with the U.S. Securities & Exchange Commission on October 8, 2010 and amended on November 29, 2010, December 22, 2010, January 18, 2011 and February 16, 2011 (collectively, the “Registration Statement”).

We are requesting a withdrawal due to the fact that the Registration Statement is out of date and the Company does not desire to amend the Registration Statement at the present time. No securities were sold in connection with the offering. We believe that such withdrawal is consistent with the public interest and the protection of our investors.

The Company requests a withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Thank you for your assistance in this matter. Should you require further information, please contact Clayton E. Parker or Matthew Ogurick of K&L Gates LLP, our counsel, at (305) 539-3300.

Sincerely,

/s/ Xu Kecheng

Xu Kecheng

Chief Executive Officer and President